Exhibit 99.1








                        REPORT OF THE STATUTORY AUDITORS


             in accordance with Article 732 of the Swiss Code of
               Obligations regarding share capital reduction of

                  CIBA SPECIALTY CHEMICALS HOLDING INC., BASEL



















                             [LOGO] ERNST & YOUNG

[LOGO] ERNST & YOUNG   * ERNST & YOUNG LTD        * Phone +41 58 286 31 11
                         Assurance & Advisory       Fax   +41 58 286 30 04
                         Business Services          www.ey.com/ch
                         Industries
                         Bleicherweg 21
                         P.O. Box
                         CH-8002 Basel



To the General Meeting of the Shareholders of

CIBA SPECIALTY CHEMICALS HOLDING INC., BASEL



Zurich, February 18, 2004


REPORT OF THE STATUTORY AUDITORS IN ACCORDANCE WITH ARTICLE 732 OF THE SWISS CODE OF OBLIGATIONS REGARDING SHARE CAPITAL REDUCTION

The Board of Directors of Ciba Specialty Chemicals Holding Inc. engaged us to prepare the auditors' report for the intended reduction of the share capital.

The balance sheet as of December 31, 2003, as well as the proposal to reduce the Company's capital are the responsibility of the Board of Directors. Our responsibility is to express an opinion as to whether the claims of creditors against the Company are covered after the capital reduction based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

     In this case the Board of Directors proposes
     to reduce the Company's common stock from the
     previous                                           CHF     432,780,702

     divided in 72,130,117 registered shares at a
     par value of CHF 6 per share, by cancellation
     of 1,303,500 registered shares at a par value
     of CHF 6 per share or total                        CHF       7,821,000
                                                        -------------------
                                                        CHF     424,959,702
                                                        ===================
     to

     Further the Board of Directors proposes to
     reduce the Company's common stock from the
     previous                                           CHF     424,959,702

     divided in 70,826,617 registered shares at a
     par value of CHF 6 per share by repayment of
     CHF 3 per share or total                           CHF     212,479,851
                                                        -------------------

     to                                                 CHF     212,479,851
                                                        ===================

After the capital reduction the common stock will be comprised of 70,826,617 registered shares at a par value of CHF 3 per share.

The capital reduction will be made in cash.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the claims of creditors against the Company are still covered after consummation

[LOGO] ERNST & YOUNG                                                Page 2/2


of the capital decrease. We have performed the appropriate procedures in this connection. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the claims of creditors against the Company are still fully covered after consummation of the capital reduction.

Ernst & Young Ltd



/s/ Eric G. Ohlund              /s/ Patrick Fawer

Eric G. Ohlund                  Patrick Fawer
Certified Public Accountant     Swiss Certified Accountant
(in charge of the audit)

ENCLOSURE:

- Balance sheet as of December 31, 2003, before and after capital reduction.

CIBA SPECIALTY CHEMICALS HOLDING INC., BASEL
(all values in Swiss francs)







BALANCE SHEET AS OF                   BEFORE SHARE CANCELLATION AND       AFTER SHARE CANCELLATION AND
                                      CAPITAL REPAYMENT                   BEFORE CAPITAL REPAYMENT
                                      DECEMBER 31, 2003                   DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------

ASSETS
Cash and cash equivalents                                 628'313'938.85                      628'313'938.85
Short-term investments                                    118'733'783.25                        1'354'056.00
Accounts receivable:                                        4'563'448.17                        4'563'488.17
  Subsidiaries                          2'571'219.02                         2'571'219.02
  Third parties                         1'992'229.15                         1'992'229.15
Prepaid expenses                                            9'806'560.90                        9'806'560.90
------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                      761'417'731.17                      644'038'003.92
------------------------------------------------------------------------------------------------------------

Loans:                                                    533'110'987.79                      533'110'987.79
  Subsidiaries                        517'110'987.79                       517'110'987.79
  Third parties                        16'000'000.00                        16'000'000.00
Financial investments                                   1'999'116'686.59                    1'999'116'686.59
Other financial assets                                      3'611'191.82                        3'611'191.82
------------------------------------------------------------------------------------------------------------
TOTAL FINANCIAL ASSETS                                  2'535'838'866.20                    2'535'838'866.20
------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM ASSETS                                  2'535'838'866.20                    2'535'838'866.20
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                            3'297'256'597.37                    3'179'876'870.12
------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term liabilities:                                    23'091'157.32                       23'091'157.32
  Subsidiaries                            254'218.38                            254'218.38
  Third parties                        22'836'938.94                         22'836'938.94
  Shareholders                                  0.00                                  0.00
Short-term accrued liabilities                             11'225'000.00                       11'225'000.00
Long-term bonds                                           300'000'000.00                      300'000'000.00
Long-term accrued liabilities                             126'000'000.00                      126'000'000.00
------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                         460'316'157.32                      460'316'157.32
------------------------------------------------------------------------------------------------------------

Common stock                                              432'780'702.00                      424'959'702.00
Legal reserves:                                         1'768'667'006.30                    1'659'108'279.05
  General reserve                     1'555'785'239.05                    1'563'606'239.05
  Treasury stock reserve                212'881'767.25                       95'502'040.00
Retained earnings brought forward:                        635'492'731.75                      635'492'731.75
  Retained earnings of
  previous year                         497'263'719.29                      497'263'719.29
  Profit for the year                   138.229'012.46                      138'229'012.46
------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                              2'836'940'440.05                    2'719'560'712.80
------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                                3'297'256'597.37                    3'179'876'870.12
------------------------------------------------------------------------------------------------------------





BALANCE SHEET AS OF                   AFTER SHARE CANCELLATION AND
                                      AFTER CAPITAL REPAYMENT
                                      DECEMBER 31, 2003

------------------------------------------------------------------------

ASSETS
Cash and cash equivalents                                 628'313'938.85
Short-term investments                                      1'354'056.00
Accounts receivable:                                        4'563'448.17
  Subsidiaries                            2'571'219.02
  Third parties                           1'992'229.15
Prepaid expenses                                            9'806'560.90
------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                      644'038'003.92
------------------------------------------------------------------------

Loans:                                                    533'110'987.79
  Subsidiaries                          517'110'987.79
  Third parties                          16'000'000.00
Financial investments                                   1'999'116'686.59
Other financial assets                                      3'611'191.82
------------------------------------------------------------------------
TOTAL FINANCIAL ASSETS                                  2'535'838'866.20
------------------------------------------------------------------------
TOTAL LONG-TERM ASSETS                                  2'535'838'866.20
------------------------------------------------------------------------
TOTAL ASSETS                                            3'179'876'870.12
------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term liabilities:                                   235'571'008.32
  Subsidiaries                              254,218.38
  Third parties                          22'836'938.94
  Shareholders                          212'479'851.00
Short-term accrued liabilities                             11'225'000.00
Long-term bonds                                           300'000'000.00
Long-term accrued liabilities                             126'000'000.00
------------------------------------------------------------------------
TOTAL LIABILITIES                                         672'796'008.32
------------------------------------------------------------------------

Common stock                                              212'479'851.00
Legal reserves:                                         1'659'108'279.05
  General reserve                     1'563'606'239.05
  Treasury stock reserve                 95'502'040.00
Retained earnings brought forward:                        635'492'731.75
  Retained earnings of
  previous year                         497'263'719.29
  Profit for the year                   138'229'012.46
------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                              2'507'080'861.80
------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                                3'179'876'870.12
------------------------------------------------------------------------